UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11018750

April 30, 2013
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAVIDAR GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 MADISON AVENUE, 8TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER DAY (317)844-2999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KATZ, SAPPER & MILLER, LLP ATTN: SCOTT BROWN
(Name – *if individual, state last, first, middle name*)

800 E. 96TH STREET #500 (Address) INDIANAPOLIS (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER DAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAVIDAR GROUP LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PRINCIPAL

Title

Notary Public

ARLENE L. MAHANEY
NOTARY PUBLIC STATE OF INDIANA
MARION COUNTY
MY COMMISSION EXP 3/18/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVIDAR GROUP LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2010

KATZ, SAPPER & MILLER
Certified Public Accountants

NAVIDAR GROUP LLC

CONTENTS

KATZ, SAPPER & MILLER

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street
Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Fax 317.580.2117

Independent Auditors' Report

To the Member
Navidar Group LLC

We have audited the accompanying statement of financial condition of Navidar Group LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navidar Group LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 18, 2011

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$ 79,923
Fixed assets-computers (net of accumulated depreciation of $7,126)	16,629
Accounts receivable	11,030
Prepaid expenses and other	6,639
TOTAL ASSETS	$114,221

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 14,705
MEMBER'S EQUITY	99,516
TOTAL LIABILITIES AND MEMBER'S EQUITY	$114,221

See accompanying notes.

NAVIDAR GROUP LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2010

REVENUE	
Merger and acquisition advisory fees	$ 220,000
EXPENSES	
Salary and benefits	233,797
Professional services	89,592
Sales and marketing	81,542
Data services	37,362
Rent	37,002
Dues and subscriptions	16,289
Telephone and communication	12,666
Licenses and permits	4,791
Depreciation	4,750
Other	13,517
Total Expenses	531,308
NET LOSS	$(311,308)

See accompanying notes.

NAVIDAR GROUP LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2010

MEMBER'S EQUITY AT DECEMBER 31, 2009	$ 60,824
Contributions	350,000
Net loss	(311,308)
MEMBER'S EQUITY AT DECEMBER 31, 2010	$ 99,516

See accompanying notes.

NAVIDAR GROUP LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

OPERATING ACTIVITIES	
Net loss	$ (311,308)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	4,750
Decrease in certain assets:	
Accounts receivable	3,975
Prepaid expenses and other	10,454
(Decrease) in certain liabilities:	
Accounts payable and accrued expenses	(2,966)
Net Cash Used by Operating Activities	(295,095)
FINANCING ACTIVITIES	
Member contributions	350,000
Net Cash Provided by Financing Activities	350,000
NET INCREASE IN CASH	54,905
CASH	
Beginning of Year	25,018
End of Year	$ 79,923

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Navidar Group LLC (the Company), which was incorporated on June 23, 2008, commenced operations on July 1, 2008, and became a broker-dealer on March 13, 2009 and November 18, 2009 in the states of New York and Indiana, respectively. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides advisory services related to merger and acquisitions and the private placements of securities.

The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were used.

Revenue Recognition: Revenues related to the Company's services are recorded on an accrual basis when earned.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Fixed Assets are recorded at cost and are being depreciated using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	7 years
Computers	5 years
Software	3 years

Income Taxes: The Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

The Company's member files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. All tax years since the Company was incorporated remain subject to federal and state income tax examinations by tax authorities.

Subsequent Events: The Company has evaluated the financial statements for subsequent events occurring through February 18, 2011, the date the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2010, the Company had Net Capital of $65,218, which was $60,218 in excess of the required Net Capital of $5,000.

NOTE 3 - COMMITMENTS

In December 2010, the Company executed an operating lease for office space in New York, New York effective January 2011 through June 2012. The agreement may be terminated upon 90 days written notice. Monthly lease payments are $4,926.

In addition, in January 2011, the Company executed a noncancellable long-term operating lease for office space in Carmel, Indiana effective for 24 months, beginning in March 2011. Monthly rental payments of $0 in months 1, 2 and 13, $2,100 in months 3 through 12 and $2,150 in months 14 through 24 are required.

For the year ended December 31, 2010, total rent expense was $37,002.

NOTE 4 - CONCENTRATIONS

Merger and acquisition advisory fees from four clients amounted to 100% of total revenue in 2010. Accounts receivable from these clients amounted to 83% of the Company's total accounts receivable at December 31, 2010.

NAVIDAR GROUP LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

CREDITS	
Total Member's Equity	$ 99,516
DEBITS	
Non-allowable Assets	
Fixed assets	16,629
Accounts receivable	11,030
Prepaid expenses and other	6,639
Total non-allowable assets	34,298
NET CAPITAL	65,218
MINIMUM NET CAPITAL REQUIRED	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 60,218
AGGREGATE INDEBTEDNESS-accounts payable and accrued expenses	$ 14,705
RATIO OF AGGREGATE INDEBTEDBESS TO NET CAPITAL	0.23 to 1

RECONCILIATION OF NET CAPITAL	
Net Capital Per Form X-17A-5, Part II A (FOCUS Report)	$ 65,218
Net Capital Per Above	$ 65,218

NAVIDAR GROUP LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
Year Ended December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). The Company effectuates all financial transactions on behalf of its customers on a fully-disclosed basis. Accordingly, there are no items reportable under Rule 15c3-3.

KATZ, SAPPER & MILLER

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street
Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Fax 317.580.2117

Independent Auditors' Supplementary Report
on Internal Accounting Control

To the Member
Navidar Group LLC

In planning and performing our audit of the financial statements and supplementary information of Navidar Group LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 18, 2011